Exhibit 99.1

Condensed Interim Consolidated Financial Statements (Unaudited)

For the three and six months ended April 30, 2023

and 2022

(Expressed in United States dollars)

,

ARRAS MINERALS CORP.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

	Notes	April 30, 2023 (Unaudited)	October 31, 2022 (Auditted)
		$	$
Assets
Current
Cash and cash equivalents	14	2,415,023	424,124
Other receivables		19,685	18,848
Prepaid expenses	6	267,475	154,571
		2,702,183	597,543
Non-Current
Office and equipment	8	144,876	158,300
Mineral properties	4,5,9	5,035,259	5,035,259
Right-of use assets	10	226,328	266,268
Prepaid expenses and deposits	6	558,481	593,481
Total Assets		8,667,127	6,650,851
Liabilities
Current
Accounts payable and accrued liabilities	12	328,271	484,787
Lease liability	10	74,268	70,654
Due to related party	12	2,428	23,196
		404,967	578,637

Non-Current
Lease liability	10	164,827	202,887
Total Liabilities		569,794	781,524
Shareholders’ Equity
Share capital	11	17,745,232	12,510,260
Reserves	11	1,561,387	1,416,205
Deficit		(11,209,286)	(8,057,138)
Total Shareholders’ Equity		8,097,333	5,869,327
Total Liabilities and Shareholders’ Equity		8,667,127	6,650,851

On behalf of the Board:

/s/ Brian Edgar	/s/ Christian Milau
.....................................................................	………………………………………….…
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

ARRAS MINERALS CORP.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

	Notes	For the three months ended April 30, 2023	For the three months ended April 30, 2022	For the six months ended April 30, 2023	For the six months ended April 30, 2022
Expenses		$	$	$	$
Exploration	8,11	1,017,525	1,448,568	2,299,888	1,693,883
Personnel	11,12	279,779	248,408	472,505	524,478
Marketing and shareholders’ communication		59,215	48,603	144,219	58,760
Directors’ fees	11,12	57,360	80,077	127,400	166,793
Professional services		51,680	95,300	65,018	192,681
Office and administrative	11, 12	23,998	28,488	52,562	65,322
Depreciation	8,10	20,577	13,718	41,154	13,718
Loss from operations		(1,510,134)	(1,963,162)	(3,202,746)	(2,715,635)

Foreign currency translation (loss) gain		(19,031)	3,414	1,894	(92,847)
Interest income		22,066	18	48,704	32
Other income (loss)		3,035	3,432	50,598	(92,815)
Net and Comprehensive Loss for the Period		(1,507,099)	(1,959,730)	(3,152,148)	(2,808,450)
Basic and Diluted Loss per Common Share		(0.02)	(0.04)	(0.05)	(0.06)
Weighted Average Number of Common Shares Outstanding		68,504,400	51,475,150	65,922,734	50,754,643

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

ARRAS MINERALS CORP.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States Dollars)

(Unaudited)

	Share Capital		Reserves
	Common Shares	Amount	Options	Warrants	Deficit	Shareholders’ Equity
Balance, October 31, 2022	52,566,150	12,510,260	1,131,705	284,500	(8,057,138)	5,869,327
Private placement, net of share issue costs	15,938,250	5,234,972	—	—	—	5,234,972
Share-based compensation	—	—	145,182	—	—	145,182
Net loss for the period	—	—	—	—	(3,152,148)	(3,152,148)
Balance, April 30, 2023	68,504,400	17,745,232	1,276,887	284,500	(11,209,286)	8,097,333

	Share Capital		Reserves
	Common Shares	Amount	Options	Warrants	Deficit	Shareholders’ Equity
Balance: October 31, 2021	47,803,100	8,439,234	638,551	284,500	(2,111,582)	7,250,703
Private placement, net of share issue costs	3,626,000	2,770,939	—	—	—	2,770,939
Shares issued to agents	46,050	36,635				36,635
Share-based compensation	—	—	308,558	—	—	308,558
Net loss for the period	—	—	—	—	(2,808,450)	(2,808,450)
Balance, April 30, 2022	51,475,150	11,246,808	947,109	284,500	(4,920,032)	7,558,385

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

ARRAS MINERALS CORP.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

		Six months ended	Six months ended
	Notes	April 30, 2023	April 30, 2022
Operating Activities		$	$
Net loss for the period		(3,152,148)	(2,808,450)
Items not affecting cash
Depreciation	8,10	59,007	28,474
Unrealized foreign exchange loss		—	132,392
Share-based payment	11	145,182	308,558
Interest expense	10	12,992	—
		(2,934,967)	(2,339,026)
Changes in non-cash working capital, net of acquisition
Other receivables		(837)	110,063
Prepaid expenses		(77,904)	(62,275)
Other non-current assets		—	(33,482)
Due from related party		—	(4,739)
Due to related party		(20,768)	—
Accounts payable and accrued liabilities		(156,516)	70,460
		(256,025)	80,027
Cash Used in Operating Activities		(3,190,992)	(2,258,999)
Financing Activities
Private placements, net of share issue costs	11	5,234,972	2,807,574
Repayment of lease liability	10	(47,438)	(13,211)
Cash Provided by Financing Activities		5,187,534	2,794,363
Investing Activities
Purchase of Ekidos Minerals LLP common shares		—	(1,000)
Cash received on acquisition of Ekidos Minerals LLP		—	34,050
Purchase of office and equipment	8	(5,643)	(24,887)
Loans to Ekidos Minerals LLP	7	—	(2,136,500)
Cash Used in Investing Activities		(5,643)	(2,128,337)
Effect of Foreign Currency Translation on Cash and Cash Equivalents		—	(99,344)
Net Change in Cash and Cash Equivalents		1,990,899	(1,692,317)
Cash and Cash Equivalents, Beginning of Period		424,124	3,806,291
Cash and Cash Equivalents, End of Period		2,415,023	2,113,97 4

Supplemental Cash Flow Information (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)
1.	NATURE OF OPERATIONS AND GOING CONCERN

Arras Minerals Corp. (the “Company”) was incorporated on February 5, 2021 under the Business Corporations Act (British Columbia) as part of an asset purchase agreement to reorganize Silver Bull Resources, Inc. (“Silver Bull”) as described in Note 5. The Company’s head office is located at 1605-777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4.

The Company is engaged in the acquisition, exploration, and development of mineral property interests. On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos Minerals LLP (“Ekidos”) and Ekidos became a wholly-owned subsidiary of the Company. Total consideration was $1,000 as described in Note 4. Ekidos is in the business of the exploration and evaluation of mineral properties. See Notes 4 and 5 for further details.

On February 10, 2023, Arras Metals Ltd. (“Arras Metals”) was incorporated at Astana International Financial Centre in Astana, Republic of Kazakhstan, as a wholly-owned subsidiary of the Company, for the purpose of holding mineral exploration investments.

The Company’s assets consist primarily of the option to acquire a 100% interest in the Beskauga property (“Beskauga”) in Kazakhstan, and conducts its operations through Ekidos, who holds exploration licenses for properties located in northeastern Kazakhstan.

The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and the exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These unaudited condensed interim consolidated financial statements are prepared on a going concern basis, which contemplate that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred operating losses since inception and has no current sources of revenue or cash inflows from operations. As of April 30, 2023, the Company had cash and cash equivalents of $2.4 million, which based on current forecasts, is not sufficient to fund the Company’s operation for the next 12 months as a going concern.

The Company’s ability to continue as a going concern and fulfill its commitments under the Beskauga option agreement is dependent upon successful execution of its business plan by raising additional capital or evaluating strategic alternatives. During the six months ended April 30, 2023, the Company has raised gross amounts of $5.23 million United States dollars (“$USD”) or $7.17 million Canadian dollars (“$CDN”) through the issuance of common shares.

The Company expects to continue to raise the necessary funds primarily through the issuance of common shares. There can be no guarantees that future equity financing will be available, in which case the Company may need to reduce its exploration activities. There can be no assurance that the management’s plan will be successful. If the going concern assumption was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. These condensed interim consolidated financial statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended October 31, 2022 (the “annual financial statements”), which include the information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s use of judgements and estimates and significant accounting policies were presented in notes 4 and 5 of those annual financial statements and have been consistently applied in the preparation of the condensed interim consolidated financial statements. The annual financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

5

Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

These condensed interim consolidated financial statements are presented in United States dollars, which is the Company’s and its subsidiaries’ functional currency.

The Company’s interim results are not necessarily indicative of its results for a full fiscal year.

b)	Basis of presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

c)	Approval of the condensed interim consolidated financial statements

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 27, 2023.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies in these condensed interim consolidated financial statements are defined in the Note 3 of the Company’s annual consolidated financial statements for the year ended October 31, 2022 filed on SEDAR on February 24, 2023, except as follows.

Share-based compensation

Equity-settled share-based compensation arrangements such as the Company’s stock option plan and restricted share unit (“RSUs”) plan are measured at fair value at the date of grant and recorded within equity. The restricted share unit plan includes restricted share units without performance-based criteria. The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The amount recognized as an expense is adjusted to reflect share options forfeited.

Recent Accounting Pronouncements Not Yet Effective

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. At this time, the Company does not expect this standard to affect the Company’s financial position, results of operations or cash flows and disclosures.

Other recent accounting pronouncements issued by the IASB did not or are not expected to have a material impact on the Company’s present or future consolidated financial statements.

4.	ACQUISITION OF EKIDOS MINERALS LLP

On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos. Total consideration was $1,000 cash. Ekidos is in the business of the exploration and evaluation of mineral properties in Kazakhstan.

6

Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities. The acquisition did not qualify as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, did not exist in Ekidos at the time of acquisition.

The following table summarizes the preliminary purchase price allocation:

Purchase price:
Cash	$1,000
Total consideration	1,000
Net assets acquired:
Cash	34,050
Other receivables	371,294
Prepaid expenses and deposit	580,614
Vehicles, office and equipment	42,184
Mineral properties	4,383,656
Accounts payable and accrued liabilities	(95,798)
Loans payable to Arras	(5,315,000)

Total net assets acquired	$1,000

5.	BESKAUGA OPTION AGREEMENT

On August 12, 2020, Silver Bull entered into the Beskauga Option Agreement with Copperbelt AG (“Copperbelt”) pursuant to which it has the exclusive right and option to acquire Copperbelt’s right, title and 100% interest in the Beskauga property located in Kazakhstan. Upon completion of Silver Bull’s due diligence on January 26, 2021, the Beskauga Option Agreement was finalized (the “Closing Date”).

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred all its rights, title and interest in and to the Beskauga Option Agreement to the Company. The consideration payable by the Company to Silver Bull for the purchased assets was $1,367,668, paid through the issuance of 36,000,000 common shares of common shares in the capital of the Company.

Under the terms of the Beskauga Option Agreement, the exploration expenditure requirements and incurred are summarized as follows:

Period	Annual Expenditure Required	Cumulative Expenditure Required	Annual Expenditure Incurred	Cumulative Expenditure Incurred
By January 26, 2022 (1 year from Closing Date)	$2 million	$2 million (met)	$4.50 million	$4.50 million
By January 26, 2023 (2 years from Closing Date)	$3 million	$5 million (met)	$3.42 million	$7.92 million
By January 26, 2024 (3 years from Closing Date)	$5 million	$10 million	$0.92 million	$8.84 million
By January 26, 2025 (4 years from Closing Date)	$5 million	$15 million	n/a	$8.84 million

7

Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

As of April 30, 2023, approximately $8.84 million of the required expenditures have been incurred under the Beskauga Option Agreement, via investment agreements with Dostyk LLP, the holder of the Beskauga exploration license.

The Beskauga Option Agreement also provides that subject to the terms and conditions set forth in the Beskauga Option Agreement, after the Company or its affiliate has incurred the exploration expenditures (outlined above), the Company or its affiliate may exercise the Beskauga Option and acquire (i) the Beskauga Property by paying Copperbelt $15,000,000 in cash, (ii) the Beskauga Main Project only by paying Copperbelt $13,500,000 in cash, or (iii) the Beskauga South Project only by paying Copperbelt $1,500,000 in cash.

In addition, the Beskauga Option Agreement provides that subject to the terms and conditions set forth in the Beskauga Option Agreement, the Company or its affiliate may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study in compliance with Canadian National Instrument 43-101 indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of the Company’s common shares to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of the Company and Copperbelt; (ii) upon the delivery of written notice by the Company, provided that at the time of delivery of such notice, unless there has been a material breach of a representation or warranty given by Copperbelt that has not been cured, the Beskauga Property is in good standing; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the other party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

6.	PREPAID EXPENSES AND DEPOSITS

	April 30, 2023	October 31, 2022
General insurance	$10,546	$28,900
Exploration license insurance - current	252,463	91,095
Other prepaid deposits - current	4,466	34,576
Prepaid expenses and deposits – current	267,475	154,571
Prepaid deposits - non-current	33,481	33,481
Exploration license insurance - non-current	525,000	560,000
Prepaid expenses and deposits	$825,956	$748,052

The terms of the exploration license insurance agreements are equal to the remaining terms of the exploration licenses (six years) plus two years from the effective dates.

8

Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

7.	LOANS TO EKIDOS MINERALS LLP

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred $985,000 of loan receivable from Ekidos to the Company (Note 5) and the Company loaned an additional $2,193,500 to Ekidos during the period ended October 31, 2021. During the period from November 1, 2021 to February 3, 2022, the Company loaned an additional $2,136,500 to Ekidos. The amounts were non-interest bearing and were to be repaid on demand. As of February 3, 2022, upon the acquisition of Ekidos, the loans to Ekidos eliminated on consolidation.

8.	OFFICE AND EQUIPMENT

	Mining Equipment	Computer Equipment and Software	Office Equipment	Vehicles	Total
Cost
Balance, October 31, 2022	$117,502	$9,331	$7,282	$78,687	$212,802
Additions	4,666	—	—	977	5,643
Balance, April 30, 2023	$122,168	$9,331	$7,282	$79,664	$218,445

Accumulated depreciation
Balance, October 31, 2022	$37,533	$9,331	$1,618	$6,020	$54,502
Additions	11,982	—	1,214	5,871	19,067
Balance, April 30, 2023	$49,515	$9,331	$2,832	$11,891	$73,569

Net book value
Balance, October 31, 2022	$79,969	$—	$5,664	$72,667	$158,300
Balance, April 30, 2023	$72,653	$—	$4,450	$67,773	$144,876

During the six months ended April 30, 2023, the Company acquired mining equipment of $4,666 and vehicles of $977. Included in exploration expenses is $17,853 (2022 - $nil) of depreciation on mining equipment and vehicles.

	Mining Equipment	Computer Equipment and Software	Office Equipment	Vehicles	Total
Cost
Assets acquired on acquisition	$45,647	$9,331	$—	$—	$54,978
Additions	71,855	—	—	—	71,855
Balance, October 31, 2021	117,502	9,331	—	—	126,833
Acquisition (Note 4)	—	1,955	799	42,184	44,938
Additions	3,946	12,168	8,773	—	24,887
Balance, April 30, 2022	$121,448	$23,454	$9,572	$42,184	$196,658

Depreciation
Depreciation expense	$14,033	$7,634	$—	$—	$21,667
Balance, October 31, 2021	14,033	7,634	—	—	21,667
Depreciation expense	11,753	1,910	443	1,433	15,539
Balance, April 30, 2022	$25,786	$9,544	$443	$1,433	$37,206

Net book value
Balance, October 31, 2021	$103,469	$1,697	$—	$—	$105,166
Balance, April 30, 2022	$95,662	$13,910	$9,129	$40,751	$159,452

During the six months ended April 30, 2022, the Company acquired mining equipment and computer equipment and software and vehicles of $42,184 from acquisition of Ekidos. (Note 4). As of October 31, 2022, software of $1,955 and office equipment of $799 had been expensed.

9

Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

9.	MINERAL PROPERTIES – EXPLORATION AND EVALUATION ASSET

The Company, through the asset purchase agreement, entered into an option agreement dated August 12, 2020 with Copperbelt, to earn up to a 100% interest in the Beskauga project and through acquisition of Ekidos (Note 4), which holds other exploration licenses located in Kazakhstan

On February 3, 2022, the Company acquired Ekidos, including a $4,383,656 mineral property asset (Note 4) located in Kazakhstan. At such, the carrying value of the mineral properties associated with the Baskauga project include prior years’ drilling program.

Balance, October 31, 2021	$651,603
Acquisition of Ekidos (Note 4)	4,383,656
Balance, October 31, 2022	$5,035,259
Balance, April 30, 2023	$5,035,259

Additionally, the Company holds its interest in the Stepnoe and Ekidos properties through the Stepnoe and Ekidos Joint Venture Agreement (the “Stepnoe and Ekidos JV Agreement”), and the Akkuduk, Norgubek, Maisor, Elemes, Aktasty, Besshoky, Aimanday and South Bosshakol properties through the Maikain Joint Venture Agreement (the “Maikain JV Agreement”).

Stepnoe and Ekidos JV Agreement

In connection with the Spin-off and pursuant to the Separation and Distribution Agreement (Note 5), Silver Bull transferred its interest in the Stepnoe and Ekidos JV Agreement to Arras.

On September 1, 2020, Silver Bull entered into the Stepnoe and Ekidos JV Agreement in connection with, among other things, mineral license applications (the “Stepnoe and Ekidos Licenses”) for, and further exploration and evaluation of certain properties, including the Stepnoe and Ekidos properties located in Kazakhstan. The exploration licenses for the Stepnoe and Ekidos properties were granted on October 22, 2020.

The Company (through Ekidos LLP) and Copperbelt have initial participating interests in the joint venture of 80% and 20%, respectively. Pursuant to the Stepnoe and Ekidos JV Agreement, once the Company spends a minimum of $3,000,000 on either the Stepnoe or Ekidos property, the Company has the option to acquire Copperbelt’s participating interest in such property for $1,500,000. As of April 30, 2023, approximately $1,176,000 of the required expenditures have been incurred under the Beskauga Option Agreement (Note 5).

The Stepnoe and Ekidos JV Agreement shall terminate automatically upon there being one participant in the joint venture, or by written agreement between the parties.

Maikain JV Agreement

On May 20, 2021, Ekidos LLP entered into the Maikain JV Agreement with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Norgubek, Maisor, Elemes, Aktasty, Besshoky, Aimanday and South Bosshakol properties located in Kazakhstan. The following exploration licenses have been granted for an initial six-year period, with the possibility of a five-year extension.

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to the Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000. As of April 30, 2023, approximately $1,110,000 of the required expenditures have been incurred.

The Maikain JV Agreement shall terminate automatically upon the earlier of (i) there being one participant in the joint venture, (ii) by written agreement between the parties, or (iii) May 20, 2024.

10

Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

10.	RIGHT-OF-USE ASSET AND LEASE LIABILITY

The Company entered into a lease agreement for its corporate head office commencing March 1, 2022, until February 28, 2026. Upon entering into this lease, the Company recognized a right-of use (“ROU”) asset in the amount of $319,521, and a corresponding lease liability in the same amount ($319,521). The lease liability is measured at amortized cost using the incremental borrowing rate of 10.02%.

The continuity of the ROU asset and lease liability for the period ended April 30, 2023 is as follows:

Right-of-use asset

Value of ROU asset as of October 31, 2021	$—
Additions	319,521
Depreciation	(53,253)

Value of ROU asset as of October 31, 2022	266,268
Depreciation	(39,940)
Value of ROU asset as of April 30, 2023	$226,328

Lease liability

Lease liability recognized as of October 31, 2021	$—
New office lease	319,521
Lease payments	(63,250)
Lease interest	17,270

Lease liability recognized as of October 31, 2022	273,541
Lease payments	(47,438)
Lease interest	12,992
Lease liability recognized as of April 30, 2023	$239,095

Current portion	$74,268
Non-current portion	164,827
Closing balance	$239,095

Undiscounted lease payment obligations

Less than one year	$96,886
One to four years	181,981

Total undiscounted lease liabilities	$278,867

11

Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

11.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares and an unlimited number of preferred shares, without par value.

b)	Issued and outstanding

Preferred shares

No preferred shares have been issued.

Common shares

As of April 30, 2023, there are 68,504,400 common shares issued and outstanding.

During the six months ended April 30, 2023, the following transactions occurred:

From November 10, 2022 to December 16, 2022, the Company completed a series of tranches of a private placement, issuing a total of 15,938,250 common shares at a price of $CDN 0.45 per common share for gross proceeds of $CDN 7,172,213 ($5,340,350). The Company paid finder’s fees totaling $CDN 84,432 ($61,629) to agents with respect to certain purchasers who were introduced to the Company. The Company incurred other offering costs associated with this private placement in the amount of $43,749.

During the six months ended April 30, 2022, the following transactions occurred:

On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 2,106,000 ($1,670,756). The Company incurred other offering costs associated with the second tranche of private placement of $4,900 and issued in aggregate 21,630 common shares fair valued at CDN $21,630 ($17,208) as finder’s fees.

On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 1,520,000 ($1,186,388). The Company paid finder’s fees totaling $CDN 50,000 ($39,026) to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the third and final tranche of private placement of $5,644 and issued in aggregate 24,420 common shares fair valued at $CDN 24,420 ($19,427) as finder’s fees.

Shares held in escrow

As a requirement of the Company’s listing on the TSX Venture Exchange on June 14, 2022 (the “Listing Date”), certain directors, officers and their affiliates were required to have their shares held in escrow by the Company’s transfer agent.

As at April 30, 2023, 1,874,215 (October 31, 2022 - 2,249,056) of the Company’s common shares were held in escrow, to be released as follows:

•        1/5 of remaining escrow securities on the 12-month anniversary of the Listing Date;

•        1/4 of remaining escrow securities on the 18-month anniversary of the Listing Date;

•        1/3 of remaining escrow securities on the 24-month anniversary of the Listing Date;

•        1/2 of remaining escrow securities on the 30-month anniversary of the Listing Date; and

•        The remaining escrow securities on the 36-month anniversary of the Listing Date.

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Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

c)	Stock options

Pursuant to the Company’s Equity Incentive Plan (the “Plan”) approved by the Board of Directors, the Company grants stock options to employees, directors, officers and advisors. Under the Plan, options can be granted for a maximum term of ten years and the stock options shall vest in three equal installments, with one third of the options vesting on each of the grant date, the first-year anniversary of the grant date and the second anniversary of the grant date, unless otherwise designated by the Board. Further, the exercise price shall not be less than the price of the Company’s common shares on the date of the stock option grant.

No options were granted or exercised during the six months ended April 30, 2023.

During the six months ended April 30, 2022, the Company granted options to acquire 400,000 common shares with a weighted-average grant-date fair value of $0.46 per share and an exercise price of $CDN 1.00 per share.

No options were exercised during the six months ended April 30, 2022.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, October 31, 2021	5,060,000	$0.40($CDN 0.50)
Granted	700,000	$0.56 ($CDN 0.73)
Cancelled	(300,000)	$0.40 ($CDN 0.50)
Balance, October 31, 2022	5,460,000	$0.39 ($CDN 0.53)
Cancelled	(300,000)	$0.40 ($CDN 0.50)
Balance, April 30, 2023	5,160,000	$0.39 ($CDN 0.53)

The following options were outstanding and exercisable at April 30, 2023:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.40)	3,500,000	2,433,332	2.96
August 5, 2021	August 4, 2026	$CDN 0.50 ($0.40)	800,000	533,334	3.27
September 24, 2021	September 23, 2026	$CDN 0.50 ($0.40)	160,000	106,666	3.41
December 7, 2021	December 7, 2026	$CDN 1.00 ($0.79)	100,000	33,333	3.61
March 2, 2022	March 2, 2027	$CDN 1.00 ($0.79)	300,000	100,000	3.84
September 22, 2022	September 22, 2027	$CDN 0.35 ($0.26)	300,000	100,000	4.40
			5,160,000	3,306,665	3.01

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Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

The weighted average remaining contractual life for options outstanding at April 30, 2023 is 3.01 years.

The total fair value of options granted during the six months ended April 30, 2023 and 2022 was $nil and $182,052, of which $nil and $70,516 was recognized in share-based payments in the condensed interim consolidated statement of comprehensive loss with a corresponding increase in reserves, respectively.

As of April 30, 2023, there is a total remaining unrecognized compensation expenses of $53,438 (2022 - $323,529) which will be expensed in future reporting periods.

Total share-based payments recognized during the three and six months ended April 30, 2023, was $43,522 and $119,690, respectively (2022 – $144,529 and $308,558) which was expensed in the condensed interim consolidated statements of loss and comprehensive loss.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $46,813 (2022 – $136,619) were recognized as personnel expenses for options granted to employees, $63,498 (2022 – $105,090) were recognized in directors’ fees for options granted to directors and $9,378 (2022 - $66,849) was recognized as exploration for options granted to employees and consultants for the six months ended April 30, 2023.

A summary of the range of assumptions used to value stock options granted for the six months ended April 30, 2023 and 2022 is as follows:

Options	For the Period Ended April 30, 2023	For the Period Ended April 30, 2022
Expected volatility	—	78% - 80%
Risk-free interest rate	—	1.23%
Expected life (in years)	—	3 – 5
Dividend rate	—	—

The expected volatility assumption is based on the historical and implied volatility of the comparable companies’ common share price. The risk-free interest rate assumption is based on yield curves on government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company has not paid and does not anticipate paying dividends on its common stock. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 0% in determining the expense recorded in the accompanying statements of comprehensive loss.

d)	Restricted shares units (“RSUs”)

On February 24, 2023, the Company granted 414,984 equity-settled RSUs to officers, in accordance with the Company’s Equity Incentive Plan. The grant date fair value of the RSUs was $CDN 0.47. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares. Vesting conditions for RSUs are set by the Board but must be at least one year following the grant date. The RSUs granted vest in a single tranche, one year from the grant date.

Compensation expense for RSUs was $25,493 for the six months ended April 30, 2023 (2022 – $nil) and is presented as personnel costs.

14

Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

At April 30, 2023, the following RSUs were outstanding:

	Number of RSUs Outstanding		Fair Value Per Arras Share issuable
Balance, October 31, 2022	—	$CDN	—
Granted	414,984	$CDN	0.47
Balance, April 30, 2023	414,984	$CDN	0.47

e)	Shares issuable for Silver Bull Warrants

On March 19, 2021, pursuant to an asset purchase agreement with Silver Bull, a majority shareholder (88% interest at the time) and related party, Silver Bull transferred all of its rights, title and interest in and to the Beskauga Option Agreement, as described in Note 5, to the Company.

Further, Silver Bull warrant holders will receive, upon exercise of any Silver Bull warrant (the “Silver Bull Warrants”), for the original exercise price, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these Silver Bull Warrants. A total of 1,971,289 Silver Bull Warrants were outstanding at the time of the Distribution which, if all exercised, would require the Company to issue 1,971,289 common shares for proceeds of $492,822.

A continuity of the Company’s shares issuable for Silver Bull Warrants is as follows:

Warrants	Shares	Exercise Price Per Arras share issuable	Exercise Price Per Silver Bull Share issuable
Balance, February 5, 2021	—	$—	$—
Issuable pursuant to the Distribution with Silver Bull	1,971,289	0.25	0.34
Balance, April 30, 2023 and October 31, 2022	1,971,289	$0.25	$0.34

No warrant were issued or exercised during the six months ended April 30, 2023 and 2022.

The following warrants were outstanding at April 30, 2023:

Expiry Date	Exercise Price	Number of Options Outstanding	Weighted Average Remaining Life
October 27, 2025	$0.25	1,971,289	2.50

12.	RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at April 30, 2023 is $30,609 (October 31, 2022 - $267,806) due to officers and directors of the Company for their compensation and services.

As at April 30, 2023, due to related party consists of $2,428 due to Silver Bull for shared employees’ salaries and office expenses (October 31, 2022 - $23,196). The balance of due to related party is interest free and is to be repaid on demand.

15

Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

During the six months ended April 30, 2023 and 2022, expenses totalling $165,367 and $244,450 were incurred by Silver Bull on the Company’s behalf, which was offset by an incurred shared office rent. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied.

	April 30, 2023	April 30, 2022
Directors’ fees	$—	$8,998
Personnel	171,175	217,930
Office and administrative	17,984	25,435
Office rent reimbursement	(23,792)	(7,913)
	$165,367	$244,450

During the six months ended April 30, 2023 and 2022, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

	April 30, 2023	April 30, 2022
Share-based payment	$105,940	$260,653
Directors’ fees	62,331	63,174
Personnel	369,589	296,292
	$537,860	$620,119

13.	COMMITMENTS AND CONTINGENCIES

Contractual obligated per calendar year requirements as at April 30, 2023 are as follows:

	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Total
Lease commitments (Note 10)	97,000	99,000	83,000	—	—	—	279,000
Beskauga Option agreement commitments (Note 5)	1,156,000	5,000,000	—	—	—	—	6,156,000
Exploration licenses expenditure commitments	957,000	1,528,000	1,947,000	2,035,000	1,345,000	141,000	7,954,000
	2,210,000	6,627,000	2,030,000	2,035,000	1,345,000	141,000	14,389,000

The Company’s commitments include contractually obligated payments associated to its office lease (Note 10), the exploration expenditure requirements under the Beskauga Option Agreement (detailed in Note 5), and minimum expenditure requirements to maintain its exploration licenses as mandated by the Kazakh government authorities to keep the tenements in good standing.

14.	SUPPLEMENTAL CASH FLOW INFORAMATION

As at April 30, 2023, cash and cash equivalents consist of guaranteed investment certificates (the “GIC”)of $2,101,774 (October 31, 2022 – $66,077) and $313,249 in cash (October 31, 2022 - $358,047) held in bank accounts. The GIC is a 30-day cashable term deposit with an interest rate at 4.75%, as of April 30, 2023.

	April 30, 2023	April 30, 2022
Supplemental information
Interest paid	$—	$—
Income taxes paid	—	—
Non-cash investing and financing activities
Shares issued to agent	$—	$36,635

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Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

15.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease liability and due to related party. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

The Company’s credit risk on other receivables is negligible.

Credit risk is the risk of financial loss to the Company if a counter party to a financial instrument fails to meet its payment obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents. Management believes that the credit risk concentration with respect to cash and cash equivalents is remote as it maintains accounts with highly rated financial institutions. Cash and cash equivalents are denominated in $USD, $CDN and Kazakh Tenge, and include guaranteed investment certificates for terms of less than 100 days acquired from a Canadian financial institution.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating investing and financing activities. As at April 30, 2023, the Company had working capital of $2,297,000 (October 31, 2022 - $19,000) and cash and cash equivalents of $2,415,000 (October 31, 2022 - $424,000), and is not exposed to significant liquidity risk at this time. However, since the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through equity offerings.

Accounts payable and accrued liabilities and due to related party are non-interest-bearing and are normally settled on 30-day terms (note 13).

c)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency risk with respect to cash denominated in Canadian dollars. As at April 30, 2023, a 10% strengthening (weakening) of the Canadian dollar against the United States dollar would have increased (decreased) the Company’s comprehensive loss by approximately $148,000 for the six months ended April 30, 2023 (October 31, 2022 - $7,000).

The Company also maintains a minimum cash balance of local currency in a bank account in Kazakhstan. Due to the small balance, the Company assessed Kazakh Tenge foreign currency risk as low.

The Company has not hedged any of its foreign currency risks.

d)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of copper and gold. The Company monitors copper and gold prices to determine the appropriate course of action to be taken.

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Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

e)	Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significant of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for assets or liabilities that are not based on observable market data.

The Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash and cash equivalents, accounts payable and accrued liabilities, and due to related party. The lease liability is classified as Level 3 financial instruments. The carrying values approximate the fair values due to the short-term maturity of these instruments except the lease liability. There were no transfers between fair value levels during the six months ended April 30, 2023.

17.	CAPITAL MANAGEMENT

The Company defines its capital as shareholders’ equity. Capital requirements are driven by the Company’s general operations and exploration. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid. The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the six months ended April 30, 2023.

18.	SEGMENTED INFORMATION

Operating segments

The Company operated in a single reportable operating segment - the acquisition, exploration and evaluation of mineral properties, with its head office function in Canada. As at April 30, 2023, the Company’s exploration and evaluation assets are currently located in Kazakhstan.

The following table details the allocation of assets included in the accompanying statement of financial position at April 30, 2023:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$2,184,000	$231,000	$2,415,000
Other receivables	20,000	—	20,000
Prepaid expenses	15,000	252,000	267,000
Office and equipment, net	77,000	68,000	145,000
Minerals properties	—	5,035,000	5,035,000
Right-of use assets	226,000	—	226,000
Other non-current assets	33,000	—	33,000
Prepaid expense non-current	—	526,000	526,000
	$2,555,000	$6,112,000	$8,667,000

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Arras Minerals Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended April 30, 2023 and 2022 (Expressed in United States dollars) (Unaudited)

The following table details the allocation of assets included in the accompanying statement of financial position at October 31, 2022:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$237,000	$188,000	$425,000
Other receivables	19,000	—	19,000
Prepaid expenses	29,000	125,000	154,000
Office and equipment, net	86,000	73,000	159,000
Minerals properties	—	5,035,000	5,035,000
Right-of use assets	266,000	—	266,000
Other non-current assets	33,000	—	33,000
Prepaid expense non-current	—	560,000	560,000
	$670,000	$5,981,000	$6,651,000

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